

October 19, 2012

Via E-mail
Daniel J. Churay
General Counsel
MRC Global Inc.
2 Houston Center
909 Fannin, Suite 3100
Houston, Texas 77010

> **Re:** **MRC Global Inc.**
> **Registration Statement on Form S-3**
> **Filed October 9, 2012**
> **File No. 333-184341**

Dear Mr. Churay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholder, page 7

1. Please disclose any position, office or other material relationship that the selling stockholder has had within the past three years with you or any of your predecessors or affiliates. See Item 507 of Regulation S-K.

2. Please disclose how the selling stockholder acquired the securities it may offer and sell pursuant to the registration statement.

3. We note your disclosure that "none of the selling stockholders that are affiliates of broker-dealers, if any" purchased outside of the ordinary course of business, or, at the time of their acquisition of the shares, had any agreements, understandings or arrangements with any other persons, directly or indirectly, to dispose of the shares. Please tell us whether any of the selling stockholders listed are broker-dealers, as opposed to affiliates of broker-dealers. For each selling stockholder that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Jaskot, Staff Attorney at 202-551-3442 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Michael A, Levitt, Esq. (*via E-mail*)
        Fried, Frank, Harris, Shriver & Jacobson LLP